July 30, 2008

VIA EDGAR & FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549-0405

Re:

Southwestern Energy Company

Form 10-K for Fiscal Year Ended

December 31, 2007

Filed February 28, 2008

Schedule 14A Filed March 27, 2008

File No. 001-08246

Dear Mr. Schwall:

Reference is made to the letter dated June 27, 2008 to Greg D. Kerley, Chief Financial Officer of Southwestern Energy Company (the “Company”).  This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and its Schedule 14A filed March 27, 2008 (the “2008 Schedule 14A”) contained in the aforementioned letter (the “Comment Letter”).  For your convenience, each of the Staff’s comments is reprinted in bold below.

General

1.

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

To the extent applicable and indicated below, the Company confirms that it will comply with the Staff’s comments in its future filings.  The Company has incorporated its responses to certain of the Staff’s comments in its recently filed Form 10-Q for the period ended June 30, 2008 (the “Second Quarter 2008 Form 10-Q”) and understands that the Staff may have additional comments to the responses reflected in the Second Quarter 2008 Form 10-Q or those reflected herein.

Form 10-K Filed February 28, 2008

Risk Factors, page 22

2.

Provide a complete Risk Factors section that identifies all the known, material risks that apply to your company in particular, and eliminate the suggestion that the section is “not necessarily exhaustive.” It also appears inappropriate to suggest that investors “perform their own investigation” if that is meant as a substitute for a comprehensive Risk Factors section. Please revise accordingly.

The Company acknowledges the Staff’s comment and confirms to the Staff that the Company believes that the Risk Factors section of the 2007 Form 10-K fully complies with the requirements of Item 1A of the Form 10-K, which requires a registrant to set forth, “…where appropriate, the risk factors described in Item 503(c) of Regulation S-K…applicable to the registrant.”  Item 503(c) of Regulation S-K requires a discussion of “the most significant factors” and states that a registrant should not present risks that apply to any issuer or any offering.  In its next Form 10-K filing, the Company will revise the lead-in paragraph to remove the suggestion that the section is “not necessarily exhaustive” and it will instead indicate that the Risk factors section includes what Company believes are the most significant factors as set forth below:

“In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating our business and future prospects.  The risk factors described below represent what we believe are the most significant risk factors with respect to us and our business.  In assessing the risks relating to our business, investors should also read the other information included in this Form 10-K, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Cautionary Statement about Forward-Looking Statements.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

General

3.

In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms “primarily” or “partially” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

In response to the Staff’s comment, in the Second Quarter 2008 Form 10-Q, the Company has revised its discussion of material changes over the reported periods to quantify the amount of the changes contributed by each of the factors identified.  The Company confirms that it will comply with the Staff’s comment in its future filings to the extent applicable.

Statement of Cash flows, page 62

4.

The amount you disclose as deprecation, depletion and amortization within your statement of operations is different from the amount disclosed within your statement of cash flows.  Please tell us the nature of the difference and reconcile the two amounts.

In response to the Staff’s comment, the Company advises the Staff, supplementally, that the difference in the amount of depreciation, depletion and amortization within the statement of operations and within the statement of cash flows is due to accretion of asset retirement obligation, the amortization of prepaid debt expenses, and the amortization of acquisition adjustment relating to an acquisition made by the Company’s utility subsidiary in 1988.  The following table sets forth a reconciliation of the two amounts:

	For the years ended December 31,
	2007	2006	2005
	(in thousands)

Depreciation, depletion and amortization as presented in Statements of Operations	$ 293,914	$ 151,290	$ 96,211
Accretion of asset retirement obligation	481	401	326
Amortization of debt expenses	833	724	1,011
Amortization of acquisition adjustment	104	104	104
Depreciation, depletion and amortization as presented in Statements of Cash Flows	$ 295,332	$ 152,519	$ 97,652

5.

We note your balance of cash and cash equivalents disclosed in your balance sheet differs from the amount disclosed in your statement of cash flows, presumably as a result of cash classified within current assets held for sale.  In future filings, please expand your disclosure within your balance sheet or statement of cash flows so as to enable the reader to identify and understand the difference between the two statements on their face. Consider disclosing the difference prominently in relation to the statement of cash flows, either parenthetically within the statement or in a footnote immediately thereto.

The difference between cash and cash equivalents disclosed in the balance sheets and the statements of cashflows is the result of cash classified as assets held for sale.  The detail of assets held for sale is presented in Note 2 to the consolidated financial statements and each page of the consolidated financial statements indicates that the accompanying notes are an integral part of the financial statements.  In response to the Staff’s comment, in the Second Quarter 2008 Form 10-Q, the Company has included a footnote in the statements of cashflows explaining that the “cash and cash equivalents” balances include amounts classified as “held for sale” and directs the reader to the appropriate footnote for additional information.  The Company confirms that it will comply with the Staff’s comment in its future filings to the extent applicable.

Item 9A - Controls and Procedures, page 87

6.

We note your determination of effectiveness of disclosure controls and procedures is limited to “financial statement preparation and presentation.” Please note that Item 307 of Regulation S-X requires you to determine the effectiveness of your disclosure controls and procedures, as defined in Section 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. The definition therein is broader than financial statement presentation and preparation, and includes “all information required to be disclosed by the issuer in the reports that it files or submits under the Act.” Please modify your disclosure in future filings to state, if true, that your disclosure controls and procedures are effective for the objectives and scope within the definition in Section 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934.

The Company acknowledges the Staff’s comment, however, the Company believes that its determination of the effectiveness of disclosure controls and procedures is not limited to “financial statement preparation and presentation”.  The Company stated, “our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2007, and provided a level of reasonable assurance with respect to financial statement preparation and presentation (emphasis added).”  The statement that the Company’s disclosure controls “provided a level of reasonable assurance with respect to financial statement preparation and presentation” was not intended to qualify in any way the Company’s conclusion that its disclosure controls and procedures were effective and that language was only added by the Company in response to Comment 10 from the Staff contained in its letter dated May 23, 2007.  In response to the Staff’s further comment, in the Second Quarter 2008 Form 10-Q, the Company has revised its disclosure to remove that language.

Schedule 14A filed March 27, 2008

Compensation Discussion and Analysis

General

7.

Revise to explain the reasons for the difference in compensation for Mr. Korell as compared to the other named executive officers and the reasons for the different treatment for the SVP-SEECO. As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify and explain material differences in compensation policies with respect to individual executive officers.

The Company acknowledges the Staff’s comment and confirms that it will include revised disclosure in future filings that will state more clearly the reasons for the difference in compensation for Mr. Korell as compared to the other named executive officers and the reasons for the different treatment of the SVP-SEECO.  For 2007, the material differences in compensation among individual named executive officers were related principally to the variations in the results of the peer group and survey data among the positions benchmarked.  In particular, in future filings, the Company will identify and explain material differences in the compensation philosophies with respect to the individual executive officers.  For 2007, these factors included: size of salary or opportunity in prior years, tenure in position, relative weighting between long-term equity and cash compensation, experience and individual performance, scope and business impact of the named executive officer’s position and perceived retention value.

Total Compensation and Allocation Among Components

General, page 18

8.

We note your statement that no more than 30% of each executive's compensation package is salary and the remainder is at risk and contingent upon company and individual performance. Identify the actual individual performance goals that you established for each named executive officer and discuss whether, for each named executive officer, he or she met those goals.

As stated in the second paragraph under “Factors Considered in Determining NEO Total Compensation” in the 2008 Schedule 14A, the Compensation Committee, as part of its process for determining compensation for executives, takes into consideration many factors, including qualitative individual performance measures such as the relative contributions, strengths, weaknesses and development of each individual (“Subjective Criteria”) as well as individual performance goals under the Incentive Compensation Plan based on the performance of the operations for which an executive is directly responsible (“Individual Goals”). Based on the Staff’s Compliance & Disclosure Interpretations with respect to Regulation S-K (“C&DIs”), the Company has not disclosed any Subjective Criteria. The Individual Goals are discussed in the response to Comment 9 below.

Total Cash Compensation

Incentive Plan, page 19

9.

We note your statement that you set aggressive performance targets for awards under this plan and that you do not publicly disclose the specific objectives because to do so would cause competitive harm. Supplementally, tell us why, based upon the facts and circumstances, publicly releasing the targets will cause competitive harm.

The Company utilizes specific pre-set performance objectives or targets relating to production, reserve replacement, reserve replacement efficiency, PVI (which the Company defines as present value added for each dollar of capital invested) on a project or aggregate basis, targeted return on equity, total shareholder return, goals for production, expenses and reserve additions and other operational goals for the operations under each executive’s supervision (collectively, the “Confidential Targets”) under both its Incentive Compensation Plan and its Performance Unit Plan to incentivize its executives.  These Confidential Targets are detailed and, in the case of our EVP & President-E&P and our SVP-SEECO, include Individual Goals.  Targeted PVI and return on equity (measures under the Incentive Compensation Plan) and “reserve replacement efficiency” (determined by dividing pre-tax operating cash flow by finding and development costs and used as a measure under the Performance Unit Plan) are not the type of information released to the public by the Company, are not discernible from the Company’s published financial information because of adjustments that can be made and are not required to be disclosed pursuant to any GAAP or other SEC rule.  The Company’s current practice has been to only provide annual guidance on production and to update that guidance as necessary throughout the fiscal year.  Furthermore, the Confidential Targets and the Individual Goals are aggressive, intended to motivate executives to continually improve their (and therefore the Company’s) performance but not intended to coincide with the Company’s guidance.  The Confidential Targets, particularly the Individual Goals, reflect the Company’s strategies and the goals and objectives established for the Company’s executives relating thereto over the short-term in the case of the Incentive Compensation Plan, and over a period of three-years in the case of the Performance Unit Plan.  The Confidential Targets and the Individual Goals reflect a number of internal assumptions about oil and gas prices, activity levels affecting investments, current and future production, the Company’s ability to retain and recruit employees, access to capital, return on its investments, the cost of supplies and equipment and other third party-related factors.

The Company believes that the public disclosure of any of the Confidential Targets or the Individual Goals is not required because the information is confidential and disclosure would result in substantial harm to the Company’s competitive position with its competitors and contractual counterparties.  The competitive harm to the Company would arise primarily from disclosure of how it models its business and projects its results.  All phases of the oil and gas industry are highly competitive.  The Company competes in the acquisition of properties, the search for and development of reserves, the production and sale of natural gas and oil and the securing of the labor and equipment required for its operations, all of which would be adversely affected by the disclosure of the Confidential Targets and the Individual Goals.  For example, knowledge of the Company’s production and reserve replacement targets, particularly on a geographical basis as set forth in the Individual Goals, would adversely affect the Company’s ability to secure access to markets for the Company’s gas production via intrastate and interstate pipeline transportation at desirable rates and terms by providing the transporters and other shippers with valuable information as to the Company’s need for such transportation.  Further, public disclosure of the PVI of the Company’s investments, especially as detailed in the Individual Goals, could lead to increased competition that may affect the terms upon which the Company is able to acquire additional acreage as well as the pricing of equipment and supplies in particular areas.   It is imperative for the Company given the heightened state of competition currently existing in the oil and gas industry to protect the Confidential Targets and the Individual Goals which collectively represent the Company’s most sensitive commercial, financial and proprietary information, namely the opportunities the Company pursues and its ideas as to how to best pursue them.  In this context, disclosure of the Confidential Targets and the Individual Goals would provide this information to the Company’s competitors, which would result in substantial competitive harm to the Company.

The Company also believes that the disclosure of the Company’s specific internal pre-set performance goals could be misleading to stockholders and others and could only be interpreted as the Company providing guidance to the analysts about its operational and financial expectations, which places additional burdens on the Company and may have unfavorable and unintended consequences.  This is especially true in the case of the three-year targets that are used under the Performance Unit Plan.  Currently, investors and others do not have access to all the information related to the development of these performance objectives and disclosure of this information may lead investors and others to make various assumptions about the Company’s business that may not be accurate and could lead to confusion regarding the actual expected results. Moreover, if the performance targets are in the public domain prior to completion of the performance period and there is a failure to achieve them, the Company’s stock price will likely experience increased volatility which could, in turn, adversely affect the Company’s ability to retain its key employees and compete for new talent as well as expose the Company to litigation.

Finally, as directed by the Staff’s C&DIs, the Company has also analyzed whether the Individual Goals are material in the context of its executive compensation policies or decisions.  Because of (i) the number of factors that are included in the calculation of performance for purposes  determining the awards under the Incentive Compensation Plan, (ii) the fact that each individual quantifiable goal (as well as the overall goal) has a minimum, target and maximum level and (iii) the significant discretionary component of the total award, none of the performance targets individually is material to an understanding of the named executive officer’s bonus because many different combinations of factors could result in a given award.  The Company believes that knowledge of each performance level is not material to an investor’s understanding of the award since the various levels of the total award show the degree of difficulty of achieving a target level of incentive compensation payout.  In the 2008 Schedule 14A, not only has the Company disclosed the total award but it has also generally discussed the level at which the various performance objectives were attained for each individual.  In the Company's view, disclosure of the business criteria used to measure performance, its relative weighting, the minimum, target and maximum level of the overall award, and the aggregate actual results achieved, when coupled with the Compensation Committee’s assessment of the degree of difficulty of achieving the award (which the Company will include in its future filings), provide the information material to an investor's understanding of these awards.  Where performance goals are based on specific operating results and performance measures that are not reported in the Company's financial statements or other disclosures, an investor has no context by which to judge the degree of difficulty of the performance objectives or the results achieved, making such information not material and potentially misleading to investors and others.

As stated in the Division of Corporation Finance’s Staff Legal Bulletin No. 1 (with Addendum), “Confidential Treatment Requests”, two seminal cases covering the definition of “confidential” information are National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“National Parks I”) and National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”).  Under National Parks I, it has been established that Section 552(b)(4) of the Freedom of Information Act (“FOIA”) exempts persons having to disclose confidential financial or commercial data if competitive disadvantages would result from publication.  Specifically, in National Parks I, the court stated that “commercial or financial matter is “confidential” for purposes of the 5 U.S.C. § 552(b)(4) exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d 770. In National Parks II, the court held that, with the disclosure of detailed and comprehensive financial records, “the likelihood of substantial harm to . . . competitive positions to be virtually axiomatic.” 547 F.2d at 684.

For the reasons described above, consistent with National Parks I and National Parks II, the Company seeks confidential treatment for the Confidential Targets and the Individual Goals as information which is financial and commercial and the disclosure of which would cause substantial harm to the competitive position of the Company.

10.

In accordance with Instruction 4 to Item 402(b) of Regulation S-K, discuss for each named executive officer how difficult it will be, or how likely it will be for you, to achieve the undisclosed targets.

In response to the Staff’s comment, in future filings, the Company will enhance its disclosure to discuss the Compensation Committee’s assessment of the degree of difficulty of achieving the levels of performance, but without providing specific levels of achievement of the component performance goals that comprise the Confidential Targets or the Individual Goals (for the reasons discussed above).

11.

Discuss in general the reasons that you might issue special awards outside the ICP that could result in a total award bonus above the maximum percentage. State whether you have ever made a special award that resulted in a bonus above the maximum percentage.

In future filings, where applicable and as it did in the Schedule 14A filed on March 27, 2007 (the “2007 Schedule 14A”), the Company will discuss the reasons why a particular special award outside the ICP was given that resulted in a total bonus award above the maximum percentage.  As disclosed on page 20 of the 2007 Schedule 14A, based on the Compensation Committee’s recognition of the significant and successful efforts of management in building a solid foundation for the future growth and profitability of the Company and in achieving record levels of production, reserves and cashflow, the Compensation Committee made a supplemental award to our SVP-SEECO, whose combined awards exceeded his maximum award level under the ICP. In general, except in special circumstances, the Compensation Committee does not issue special awards outside of the Incentive Compensation Plan that exceed the maximum award level under the ICP.

Long Term Incentives, page 21

General

12.

You state that the Committee determines the overall dollar amount of the long term incentive compared to information regarding total long-term incentive compensation at the 50th and 75th percentiles of the peer group. State how the committee determines the actual dollar amount of the long term incentive, for example, whether it is set at the 50th percentile, 75th percentile or at a percentile between those amounts.

In future filings, the Company will state the percentile at which the actual dollar amount of long-term incentive is set.

Performance Unit Plan, page 22

13.

For the awards under the PUP, identify the actual performance goals that you established and discuss whether, for each named executive officer, he or she met those goals.

In response to the Staff’s comment, as disclosed on page 22 in the 2008 Schedule 14A, the performance goals under the Performance Unit Plan – the reserve replacement efficiency ratio and total shareholder return -- are corporate performance goals, not individual performance goals that are measured over a three-year period.  To the extent that such corporate performance goals are met in a particular  three-year cycle, all named executive officers received awards commensurate with the level of achievement of such goals.  With respect to how such corporate performance goals are established, the Company refers the Staff to the Company’s response to Comment 9 above, pursuant to which the Company requests confidential treatment of the reserve efficiency ratio and total shareholder return as Confidential Targets under the Performance Unit Plan.

14.

We note the special award of restricted stock and related tax gross-ups awarded to the SVP-SEECO. Explain why the special award was made.

As disclosed on page 20 of the 2007 Schedule 14A, the Company’s SVP-SEECO received the special award of restricted stock of 3,300 shares and a related tax gross-up based on management’s recommendation for performance compensation awards to recognize his substantial contribution to the successful discovery and establishment of the Company’s Fayetteville Shale project and the Company’s overall success in fiscal year 2006.  The SVP-SEECO concurrently received a special cash award of $175,000.  The Company determined at the time that such special awards should be included in the SVP-SEECO’s 2006 compensation since the awards were based on his performance in fiscal year 2006 and therefore the detailed disclosures were included in the 2007 Schedule 14A.

Severance and Other Change in Control Benefits, page 25

15.

Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of , benefits under the severance agreements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Generally speaking, the Company believes that in 1999, the time at which the first of the current severance agreement was entered, the payment and benefit levels reflected in such agreement was consistent with what was discerned to be market practice at the time.  The subsequent agreements used the initial agreement as a benchmark for establishing the payment and benefit levels, with variations based on position and level of experience and responsibilities.  In addition, as stated in the 2007 Schedule 14A and the 2008 Schedule 14A, the Compensation Committee reviews these payment and benefits levels each year in making its determination as to the reasonableness of the named executive officer compensation.  In its future filings, with respect to any new severance agreements, the Company will describe and explain how it determined the appropriate payment and benefit levels under such agreement.

*   *   *

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (281) 618-4859, or the Company’s Chief Financial Officer, Greg D. Kerley at (281) 618-4803 if you have any questions regarding the foregoing.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Associate General Counsel-Corporate &

Assistant Secretary

cc:

Donna Levy

Jill S. Davis

Kimberly Calder

James Giugliano

Securities and Exchange Commission

Greg D. Kerley

Executive Vice President and Chief

         Financial Officer

Mark K. Boling

Executive Vice President and

General Counsel